21004709

SEC
Mail Processing
Section
AUG 31 2021
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/13/2020 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M STEVENS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5031 BIRCH STREET, SUITE 175
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DCPA, INC.
(Name – *if individual, state last, first, middle name*)

1999 Ave of the Stars #1100 (Address) Century City (City) CA (State) 90067 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M STEVENS SECURITIES, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANE JOHNSON
Notary Public - California
Orange County
Commission # 2351786
My Comm. Expires Mar 16, 2025

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Stevens Securities, LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year Ended June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of M Stevens Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Stevens Securities, LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the period November 13, 2020 through June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows the period November 13, 2020 through June 30, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules (I, II and III) ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules (I, II and III) are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA, INC.

DCPA, Inc.

We have served as the Company's auditor since 2021.
Century City, California
August 27, 2021

M Stevens Securities, LLC
Statement of Financial Condition
June 30, 2021

Assets

Cash and cash equivalents	$	17,511
Total assets	**$**	**17,511**

Liabilities and Member's Equity

Liabilities		
Total liabilities	**$**	**-**
Member's equity		
Member's Equity		17,511
Total stockholder's equity		17,511
Total liabilities and stockholder's equity	**$**	**17,511**

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Operations
November 13, 2020 through June 30, 2021

Revenues		
Total revenues	**$**	**-**
Expenses		
Professional Fees		2,110
Other operating expenses		4,312
Occupancy expenses		1,680
Total expenses		**8,102**
Net income (loss) before income tax provision		**(8,102)**
Income tax provision (benefit)		**-**
Net income (loss)	**$**	**(8,102)**

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Changes in Member's Equity
November 13, 2020 through June 30, 2021

		Member's Equity
Balance at November 12, 2020	**$**	**25,613**
Net income (loss)		(8,102)
Balance at June 30, 2021	**$**	**17,511**

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Cash Flows
November 13, 2020 through June 30, 2021

Cash flow from operating activities:		
Net income (loss)		$ (8,102)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses and other	$ 3,870	
Total adjustments		3,870
Net cash provided by (used in) operating activities		(4,232)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(4,232)
Cash and cash equivalents at beginning of year		21,743
Cash and cash equivalents at end of year		$ 17,511
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2021

Computation of net capital		
Total Member's equity		$ 17,511
Total non-allowable assets		-
Net capital before haircuts		17,511
Total haircuts & undue concentration		-
Net Capital		17,511
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ -	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 12,511
Aggregate Indebtedness		$ -
Ratio of aggregate indebtedness to net capital		N/A

There was no material difference between the net capital computation shown here and the net capital computation on the Company's unaudited Form X-17A-5 report dated June 30, 2021.

See independent auditor's report

M Stevens Securities, LLC

Notes to Financial Statements

November 13, 2020 through June 30, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M Stevens Securities, LLC (the "Company") was organized in the State of California on March 16, 2018. On November 13, 2020, the Company was approved as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as an underwriter or selling group participant, broker or dealer selling tax shelters or limited partnerships in primary distributions or the secondary market, the private placement of securities and functions as a corporate finance and consulting broker-dealer focused on facilitation of mergers and acquisitions and the financing of companies.

The Company's revenues include retainer, success and services fees. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Then, revenue is recognized when earned on this basis, meaning the revenue amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Accordingly, success fees are typically recorded as of the transaction date. Retainer fees are non-refundable and recorded as the required services are performed. Other fee income is recorded as earned from on-going business agreements. Other fee income is subject to material variables; therefore, uncertain for estimating in advance. There were no open contracts for the year ended June 30, 2021. During the year ended June 30, 2021, the Company had no income.

The Company has operating leases for office space not subject to ASC 842, according to the short-term lease exemption.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months of less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a disregarded entity, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a California limited liability company gross receipts fee, with a minimum franchise tax. As of June 30, 2021, the income tax provision consists of the following:

California LLC Tax & Fee	Amount
CA LLC Franchise Tax	$ 800
CA LLC Gross Receipts Fee	-
Total Income Tax Provision	**$ 800**

Note 3: RELATED PARTY

The Company has an expense sharing agreement with its affiliate for space leased by its affiliate. Under the agreement the Company paid $1,680 which is included in occupancy expense on the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties

Note 4. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2021 or during the year then ended

Note 5: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at June 30, 2021 or during the year then ended.

The Company had a net loss for the year due to non-recurring costs in outside services, but management believes this does not affect their ability to continue as a going concern. Management intends to fund the operations of the Company should net capital is required.

The worldwide outbreak of coronavirus (COVID-19) has led to an adverse impact on the overall economy and certain segments of the financial markets. In the event such impact was to last for a sustained period of time, the operations and financial performance of the Company may be adversely affected.

The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements and closing the associated transactions.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

M Stevens Securities, LLC

Notes to Financial Statements

November 13, 2020 through June 30, 2021

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2021, the Company had net capital of $17,511 which was $12,511 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable as the company had no aggregate indebtedness, which is less than the 15 to 1 maximum allowed.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements

M STEVENS SECURITIES, LLC

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2021

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as investment banking and private placements of securities. Accordingly, there are no items to report under the requirements of this Rule.

M STEVENS SECURITIES, LLC
Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission
June 30, 2021

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as investment banking and private placements of securities Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

M Stevens Securities, LLC.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
November 13, 2020 through June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of M Stevens Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which M Stevens Securities, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are investment banking and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). M Stevens Securities, LLC did not identify any exceptions with their exempt status throughout the period November 13, 2020 through June 30, 2021. M Stevens Securities, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Stevens Securities, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of M Stevens Securities, LLC

DCPA, INC.

DCPA, Inc.

Century City, California
August 27, 2021

STEVENS
SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of M STEVENS SECURITIES, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are investment banking and private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the period November 13, 2020 through June 30, 2021.

M Stevens Securities LLC,

By: ______________________

Mark Stewart, CEO